OPEN TEXT CORPORATION
275 Frank Tompa Drive
Waterloo, Ontario, Canada
T (519) 888-7111 F (519) 888-0677

February 20, 2015

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549
Attention:     Patrick Gilmore
Accounting Branch Chief

Re:     Open Text Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed July 31, 2014
File No. 000-27544

Dear Mr. Gilmore:

This letter reflects our responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 6, 2015 (the “Comment Letter”) to Mr. John M. Doolittle, Chief Financial Officer. The Comment Letter relates to our Form 10-K for the fiscal year ended June 30, 2014 (“2014 10-K”) which was filed with the Commission on July 31, 2014.

Our responses set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter and such Staff comments are reproduced in bold text below.

Item7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 29

General

1.You disclose in MD&A that historically you have “had approximately 50% of [y]our revenues from customer support revenues, which are generally a recurring source of income,” and that it “is [y]our experience that customers generally exercise their [post contract customer support] option.”

United States Securities and Exchange Commission
February 20, 2015

Please tell us what consideration you gave to providing quantitative disclosure regarding customer support renewals, for example by disclosing a renewal rate or quantifying revenues attributable to customer support renewals. Tell us also whether your management uses renewal rates or related metric in managing or evaluating your business.

We would like to supplementally advise that for the year ended June 30, 2014 (“Fiscal 2014”) our Customer Support renewal rate was 90%. We note the Staff’s comments above and undertake to disclose our customer support renewal rate in future filings under Form 10-Q and Form 10-K. We will also disclose in such future filings that our management reviews these renewal rates quarterly and we use such renewal rates for monitoring our customer service performance.

Results of Operations
Revenues, Cost of Revenues and Gross Margin by Product Type

1)	License Revenues, page 38

2.We note in your earnings release calls your discussion of license revenue by vertical/industry sector and average deal size. Please tell us what consideration was given to disclosing these measures in MD&A. Refer to Section III.B.1 of SEC Release 33-8350.

We note the Staff’s comments above and would like to supplementally advise that, while we provide license revenue by vertical/industry sector and average deal size in our earnings release calls, we provide these metrics for information purposes only. These are not metrics that drive the way our management manages our business. We focus our sales efforts, in particular our license revenue, by geography, which we believe is more pertinent information to provide to readers in MD&A to promote the understanding of how our management views our business. We note Section III.B.1 of SEC Release 33-8350 reiterates that it is not the intent to include all information that a company communicates into MD&A, but rather to consider what information is “material and is required in, or would promote understanding of, MD&A” and we reiterate that this information is provided for information purposes only.

Reconciliation of selected GAAP-based measures to Non-GAAP-based measures for the year ended June 30, 2014, page 48

3.We note your disclosure under (7) regarding the non-GAAP effect on income taxes. Please tell us and disclose in future filings a more detailed discussion of how the adjustments were calculated. For example, were the adjustments calculated using the effective or statutory tax rate? Also, tell us what consideration was given to disclosing the GAAP and non-GAAP tax rate for periods presented. See Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

United States Securities and Exchange Commission
February 20, 2015

We note the Staff’s comments above.
Our “Non-GAAP based provision for income taxes” represents the income tax that would have been payable by the Company had our Non-GAAP income before income taxes been equivalent to our taxable income. We calculate this “provision” by applying our expected Non-GAAP effective tax rate (“Non-GAAP tax rate”) to our Non-GAAP income before income taxes. The Non-GAAP tax rate is determined at the beginning of our fiscal year based on our forecast of annual Non-GAAP income before income taxes, which excludes non-GAAP adjustments, which are amortization, share-based compensation, special charges and other income (expense), net. Also excluded are tax expense items unrelated to current period income such as movements in FIN48 and valuation allowance reserves, tax arising on internal reorganizations, and “book to return” adjustments for tax return filings and tax assessments. In determining the global Non-GAAP tax rate, we take into consideration individual statutory tax rates related to each non-GAAP adjustment, and the jurisdiction of the expense. We review our Non-GAAP tax rate quarterly and in the fourth quarter of Fiscal 2014 we revised our Non GAAP tax rate to 15% resulting in an overall effective Non GAAP tax rate of 14.3% for Fiscal 2014. If our expectation of our annual Non-GAAP tax rate changes materially during the quarter, we will revise the Non-GAAP tax rate used during the quarter.
In future filings of Form 10-Q and Form 10-K, we will disclose the GAAP and Non-GAAP tax rates for the periods presented and revise our footnote (7) to substantially the following (percentages included below reflect percentages included in footnote (7) of the 2014 10-K for illustrative purposes only):
“Adjustment relates to differences between the GAAP-based tax provision of approximately [21%] and a non-GAAP-based tax rate of [14.3%]; these rate differences are due to the income tax effects of expenses that are excluded for the purpose of calculating non-GAAP-based adjusted net income. Such excluded expenses include amortization, share-based compensation, special charges and other income (expense), net. Also excluded are tax expense items unrelated to current period income such as movements in FIN48 and valuation allowance reserves, tax arising on internal reorganizations, and “book to return” adjustments for tax return filings and tax assessments ( in total “adjusted expenses”).  In arriving at our non-GAAP-based tax rate of [14.3%], we analyzed the individual adjusted expenses and took into consideration the impact of statutory tax rates from local jurisdictions incurring the expense.”

Liquidity and Capital Resources

Cash flows provided by operating activities

Fiscal 2014 Compared to Fiscal 2013, page 51

4.We note your disclosure that cash flows from operating activities was impacted by changes in working capital of $49.2 million. This disclosure provides little insight into your cash flows from operating activities. Please tell us what consideration was given to disclosing significant changes and trends in working capital accounts, such as accounts receivables and income taxes, along with underlying explanations. As part of your response, tell us what consideration was given to disclosing

United States Securities and Exchange Commission
February 20, 2015

days sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. Refer to Section IV.B of SEC Release 33-8350.

We would like to supplementally advise the Staff that in Fiscal 2014 the increase in operating cash flow from changes in working capital of $49.2 million was primarily due to increases of (i) $66.2 million relating to the net impact of changes in income taxes payable and deferred charges and credits, (ii) $11.2 million relating to a higher deferred revenue balance, (iii) $6.9 million due to a lower prepaid and other assets balance and (iv) $5.5 million relating to a higher accounts payable and accrued liabilities balance. These increases were offset by a decrease of $35.2 million relating to a higher accounts receivable balance and $5.4 million relating to a higher other assets balance. The changes in working capital were largely due to the increased scale of operations resulting from our GXS acquisition.

During the fourth quarter of Fiscal 2014 our DSO was 53 days compared to a DSO of 45 days during the fourth quarter of the year ended June 30, 2013 (“Fiscal 2013”) and the per day impact of our DSO in the fourth quarters of Fiscal 2014 and Fiscal 2013 on our cash flows was $3.2 million and $1.9 million, respectively.

We note the Staff’s comments and undertake in future filings of Form 10-Q and Form 10-K to provide a more fulsome discussion of our cash flows from operating activities. This discussion will include significant changes and trends in our working capital accounts and we will provide our quarterly assessment of DSO and its impact on our cash flows.

Item 9A. Controls and Procedures

(D) Changes in ICFR, page 58

5.You state here that as a result of your acquisition of GXS in January 2014, your internal control over financial reporting subsequent to the acquisition date includes “certain additional internal controls relating to GXS,” and further that, “Except as described above, there were no changes in [y]our internal control over financial reporting…that occurred during [y]our last fiscal quarter that have materially affected, or a reasonably likely to materially affect, [y]our ICFR.” We note similar disclosure in your Form 10-Q for the quarter ended March 31, 2014, the period during which the acquisition was consummated. In your response letter, please briefly expand upon the nature of the “certain additional internal controls” that were implemented, and clarify which changes occurred during the fourth quarter of fiscal 2014. Also confirm that you will provide conforming disclosure to the extent applicable in future filings.

We note the Staff’s comments above and would like to supplementally advise that for the quarter ended March 31, 2014 the “certain additional internal controls” referred to controls surrounding GXS’ enterprise resource planning (ERP) system. In addition, during the quarter ended June 30, 2014, we added controls surrounding GXS’ Philippines entity. As referred to in our disclosure under Item 9A of the 2014 10-K (page 57), we would like to reiterate that our management had excluded from our evaluation of ICFR for Fiscal 2014 all GXS related controls based upon our interpretation of “Question 3” to the Commissions

United States Securities and Exchange Commission
February 20, 2015

“Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports Frequently Asked Questions (revised October 6, 2004)”

We confirm that, to the extent applicable, in future filings we will provide conforming disclosure in relation to such matters.

Item 15, Exhibits and Financial Statement Schedules

(a)	Financial Statements and Schedules

Note 2 – Accounting Policies and Recent Accounting Pronouncements

Revenue recognition

Cloud revenues, page 109

6. We note your disclosure indication that implementation and start-up services typically do not have stand-alone value because you do not generally sell such services separately. Please tell us whether there were any circumstances in which you did sell these services separately. Also, tell us whether these services can be provided by other vendors such as third-party services providers. Refer to ASC 605-25-25-5(a)

We note the Staff’s comments and would like to supplementally advise that there have not been any circumstances where we have sold our implementation and start-up services separately.
These implementation and start-up services do not have standalone value and are not separate units of accounting since we do not sell implementation and start up services separately, our customers cannot resell such services and, as such, a third party service provider cannot provide these services in the specific context of our managed service arrangements. By way of background, we would like to clarify that these implementation and start-up services are customer specific managed services arrangements. These services include the development of maps, forms and templates specific to the requirements of the customer to enable the customer to utilize our hosted infrastructure, enable connectivity to our managed services environment and trading partner connection and enable on-boarding services. There is no value of the implementation and start-up services absent the parent managed services arrangement.
In future filings on Form 10-K, we will directly state that we do not sell implementation and start-up services separately.

United States Securities and Exchange Commission
February 20, 2015

Note 14 – Income Taxes, page 126

7.We note your disclosure on page 129 indicating that tax years that remain open “vary by jurisdiction up to 10 years.” Please tell us what consideration was given to disclosing the specific tax years that remain subject to examination by major tax jurisdiction. Refer to ASC 740-10-50-15(e).

We note the Staff’s comments above and undertake in future filings of Form 10-Q and Form 10-K to be more specific regarding the tax years that are open and subject to examination by major tax jurisdiction. Using Fiscal 2014 as an illustrative example, our revised disclosure would be:

“Our four most significant tax jurisdictions are Canada, the United States, Luxembourg and Germany. Our tax filings remain subject to audits by applicable tax authorities for a certain length of time following the tax year to which those filings relate. For Canada, the United States, Luxembourg and Germany, the earliest fiscal years open for examination are 2006, 2010, 2012 and 2008, respectively.”

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at 416-956-0333 or contact Mr. Sujeet Kini at 416-956-0334.

Sincerely,

/s/ John M Doolittle

John M Doolittle
Chief Financial Officer

cc:
Mark J. Barrenechea, Chief Executive Officer
Gordon A. Davies, Chief Legal Officer and Corporate Secretary
Sujeet Kini, Chief Accounting Officer
KPMG LLP